

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

June 30, 2009

<u>VIA U.S. Mail and Facsimile (886) 3 563 3998</u>

Shou-Kang Chen
Chief Financial Officer
No. 1, R&D Road 1, Hsinchu Science Park
Hsinchu, Taiwan
Republic of China

> **Re:** **ChipMOS TECHNOLOGIES (Bermuda) LTD.**
> **Form 20-f for the fiscal year ended December 31, 2008**
> **Filed June 4, 2009**
> **File No. 000-31106**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2008

Item 5. Operating and Financial Review and Prospects, page 53

Results of Operations, page 61

1.   We reference the discussion of "capacity utilization rate" in explaining the
        fluctuations in net revenue and cost of revenues for the year ended December 31,
        2008. Please tell us and revise future filings to explain how you derive the
        capacity utilization rate and how a fluctuation in this rate impacts revenues and
        cost of sales. Your discussion in future filings should elaborate on the underlying
        reasons why capacity utilization rate and average selling prices has fluctuated and
        the impact on your operations.

Non-GAAP Financial Information Derived from US GAAP Measures, page 78

2.   We note the presentation of non-GAAP Adjusted Net Loss and Net Loss per
        Share (Basic and Diluted). We see that you include adjustments for items that
        appear to be recurring. Please tell us how your presentation is appropriate under
        Item 10(e)(1)(ii)(B) of Regulation S-K and question 8 of the Staff's Frequently
        Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Item 7. Major Shareholders and Related Party Transactions, page 91

3.   We note your disclosure that the shareholding by Mosel Vitelic Inc. excludes
        shares owned by PacMOS Technologies Holdings Limited that may be
        beneficially owned by Mosel. Please explain the relationship between PacMOS
        and Mosel and how you determined that the shares held by PacMOS should be
        excluded from Mosel's shareholding.

Item 18. Financial Statements, page 114

4.   We note that your financial statements appear at the end of your filing, after the
        signature pages. In your future filings, please ensure that you have incorporated
        your financial statements into Item 18 of your Form 20-F by reference to where
        the financial statements actually appear.

Note 18. Income Tax Expense (Benefit), page F-33

5.   Under (c), we reference the header "net non-current deferred income tax
        liabilities" which includes a valuation allowance adjustment. Please tell us if you
        intended to reference net non-current deferred income tax assets. Alternatively,
        please explain why you have recorded a valuation allowance against deferred tax
        liabilities.

Note 25. Summary of Significant Differences Between Accounting Principles Followed by the Company and Accounting Principles Generally Accepted in the United States, page F-44

6.   We see from the statement of operations on page F-6 that you recognize gain on disposal of plant and equipment and disposal of land use rights as non-operating income under ROC GAAP. Please tell us how you present these gains under U.S. GAAP.   Please also tell us the nature of "other" non-operating income and explain how you present these items under U.S. GAAP.

7.   Please tell us the nature of the line item "interest in bonuses paid by subs" on page F-7 and how you present this item under U.S. GAAP. As a related matter, please tell us the nature of the line item "recovery of allowance for doubtful receivables" on page F-9 and how this is presented under U.S. GAAP.   Please clarify in future filings, as appropriate.

Note 26. Additional Disclosures Required by U.S. GAAP, page F-52

(i) Convertible Notes page F-61

8.   We see that your convertible debt has conversion options that are accounted for as derivative liabilities under SFAS 133 and EITF 00-19. Please revise future filings to disclose the terms of the conversion option, including the nature of the adjustments that require the option to be recorded as a derivative.

Item 19. Exhibits, page 114

9.   It appears that you have not filed several material agreements as exhibits which you have disclosed under Related Party Transactions on page 92. We note for example:

- The exclusive services agreement between ChipMOS Hong Kong and ChipMOS Shanghai, dated April 20, 2004;
- The November 2008 revised subcontracting agreement with ProMOS Technologies Inc.; and
- The May 2009 revised subcontracting agreement with ProMOS.

Please provide us with your legal analysis for not filing these agreements as exhibits. If an agreement has been amended you must file either the amendment or the complete amended agreement. Refer to Item 19 of Form 20-F.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions. Please contact Ruairi J. Regan at (202) 551-3269 or Tim Buchmiller at (202) 551-3635 if you have any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief